March 19, 2014

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, D.C. 20549

Re:	Asta Funding, Inc.
Form 10-K – Fiscal Year Ended September 30, 2013
Filed December 13, 2013
File No. 001-35637

Dear Mr. Volley,

With reference to your inquiry dated March 7, 2014, we respectfully request an extension to respond to your comments from Friday, March 21, 2014 to Friday, March 28, 2014.

We require more time to accumulate the information to respond to the comments.

Thank you for your consideration in this matter.

Sincerely,

/s/ Robert J. Michel

Robert J. Michel

Chief Financial Officer

Asta Funding, Inc.

210 Sylvan Avenue, Englewood Cliffs, NJ 07632

(201) 567-5648, (201) 567-2203 fax